UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
EVERFLOW EASTERN PARTNERS, L.P.
(Name of Issuer)
EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
(Name of Person Filing Statement)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
William A. Siskovic, President
Everflow Eastern Partners, L.P.
585 West Main Street
Canfield, Ohio 44406
330-533-2692
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
Copy to:
Michael D. Phillips, Esq.
Calfee, Halter & Griswold LLP
1400 KeyBank Center
800 Superior Avenue
Cleveland, Ohio 44114
216-622-8200
April 30, 2010
(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Amount of Filing Fee*
Transaction Valuation: 562,185 Units of Limited Partnership Interest at $6.86 per Unit	$274.97

*	Previously paid. Calculated at $71.30 per million of Transaction Value.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid:$274.97

Form of Registration No.: Schedule TO

Filing Party: Everflow Eastern Partners, L.P.

Date Filed: April 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

     This Amendment No. 1 amends the Schedule TO originally filed with the Securities and Exchange Commission on April 30, 2010, by Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”), in connection with the Company’s offer to purchase up to 562,185 units of limited partnership interest (the “Units”) at a purchase price of $6.86 per Unit (the “Purchase Price”) in cash upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Effective June 30, 2010, the Company accepted an aggregate of 5,968 Units at a price of $6.86 per Unit, net to Sellers in cash, for an aggregate amount of $40,940. Immediately after the acceptance of the tendered Units by the Company, there were 5,615,883 Units outstanding.
     This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2010	EVERFLOW EASTERN PARTNERS, L.P.
	By:	EVERFLOW MANAGEMENT LIMITED, LLC
General Partner

	By:	EVERFLOW MANAGEMENT CORPORATION
Managing Member

	By:	/s/ Brian A. Staebler
Brian A. Staebler
Vice President and Secretary-Treasurer